NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

06010153

December 30, 2005

SUPPL

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated December 28, 2005

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

For

BARBARA O'NEILL

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 28, 2005**

News Release: **05-06** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

First Pass Drilling Complete at Silver Park, Nevada and Corporate Reorganization

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that an 8 hole (922 meter) reverse circulation drill program has been completed at its Silver Park Property, Nevada under the supervision of Dr. Shane Ebert, P.Geo.

The drill program was designed to test for both high-grade silver/gold veins as well as lower-grade bulk tonnage disseminated precious metal targets. Based on criteria defined by geology and alteration as noted in surface mapping and sampling, the Company feels that the drill holes have successfully tested and intersected their intended targets. In addition, drill hole number 6 has intersected a new zone of blind carbonate-hosted silicification located east of the known historical workings.

Samples from the drill program have been sent to ALS Chemex in Elko Nevada for preparation and analyses. Assay results are expected in approximately four to six weeks and will be released as they become available.

Corporately, the Company has also received and accepted notice from Mr. James Devonshire of his intention to retire from the Company both as a Director and as President effective December 31, 2005. Dr. Shane Ebert, P.Geo., currently a director of the Company will replace Mr. Devonshire as President. Northern Abitibi would like to thank Mr. Devonshire for his past services and contributions to the Company and wish him well.

The Qualified Person responsible for the design and implementation of the Nevada Silver Park Field Program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo. now the President of the Company.

"Jean Pierre Jutras"
Jean Pierre Jutras
Vice-President Exploration/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 28, 2005**

News Release: **05-06** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

First Pass Drilling Complete at Silver Park, Nevada and Corporate Reorganization

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that an 8 hole (922 meter) reverse circulation drill program has been completed at its Silver Park Property, Nevada under the supervision of Dr. Shane Ebert, P.Geo.

The drill program was designed to test for both high-grade silver/gold veins as well as lower-grade bulk tonnage disseminated precious metal targets. Based on criteria defined by geology and alteration as noted in surface mapping and sampling, the Company feels that the drill holes have successfully tested and intersected their intended targets. In addition, drill hole number 6 has intersected a new zone of blind carbonate-hosted silicification located east of the known historical workings.

Samples from the drill program have been sent to ALS Chemex in Elko Nevada for preparation and analyses. Assay results are expected in approximately four to six weeks and will be released as they become available.

Corporately, the Company has also received and accepted notice from Mr. James Devonshire of his intention to retire from the Company both as a Director and as President effective December 31, 2005. Dr. Shane Ebert, P.Geo., currently a director of the Company will replace Mr. Devonshire as President. Northern Abitibi would like to thank Mr. Devonshire for his past services and contributions to the Company and wish him well.

The Qualified Person responsible for the design and implementation of the Nevada Silver Park Field Program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo. now the President of the Company.

"Jean Pierre Jutras"
Jean Pierre Jutras
Vice-President Exploration/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE — DECEMBER 28, 2005

News Release: **05-06**	Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

First Pass Drilling Complete at Silver Park, Nevada and Corporate Reorganization

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that an 8 hole (922 meter) reverse circulation drill program has been completed at its Silver Park Property, Nevada under the supervision of Dr. Shane Ebert, P.Geo.

The drill program was designed to test for both high-grade silver/gold veins as well as lower-grade bulk tonnage disseminated precious metal targets. Based on criteria defined by geology and alteration as noted in surface mapping and sampling, the Company feels that the drill holes have successfully tested and intersected their intended targets. In addition, drill hole number 6 has intersected a new zone of blind carbonate-hosted silicification located east of the known historical workings.

Samples from the drill program have been sent to ALS Chemex in Elko Nevada for preparation and analyses. Assay results are expected in approximately four to six weeks and will be released as they become available.

Corporately, the Company has also received and accepted notice from Mr. James Devonshire of his intention to retire from the Company both as a Director and as President effective December 31, 2005. Dr. Shane Ebert, P.Geo., currently a director of the Company will replace Mr. Devonshire as President. Northern Abitibi would like to thank Mr. Devonshire for his past services and contributions to the Company and wish him well.

The Qualified Person responsible for the design and implementation of the Nevada Silver Park Field Program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo. now the President of the Company.

"Jean Pierre Jutras"
Jean Pierre Jutras
Vice-President Exploration/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.